UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: August 13, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

Contact:

Sky-mobi Limited	CCG Investor Relations

Mr. Carl Yeung, CFO	Elaine Ketchmere, Partner and VP

Phone: + (86) 571-87770978 (Hangzhou)	Phone: +(1) 310-954-1345 (Los Angeles)

Email: ir@sky-mobi.com	Email: elaine.ketchmere@ccgir.com

Sky-mobi Limited Announces Unaudited Financial Results

for the Fiscal First Quarter 2013

HANGZHOU, China, August 13, 2012 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application store and mobile social network community operator in China, announced today its unaudited financial results for the fiscal first quarter ended June 30, 2012 (“first quarter 2013”).

First Quarter 2013 Highlights

•

Total revenues decreased 7.6% to RMB153.4 million (US$24.1 million) in first quarter 2013 compared to the fiscal first quarter ended June 30, 2011 (“first quarter 2012”).Revenues collected from third party channels (i.e., revenues not collected through mobile network operators) represented 21.8% of total revenues

•	Loss from operations was RMB9.2 million (US$1.4 million) in first quarter 2013, compared to profit from operations of RMB8.1 million in first quarter 2012

•	Non-IFRS[1] loss from operations was RMB0.9 million (US$0.1 million) in first quarter 2013, compared to Non-IFRS profit from operations of RMB20.5 million in first quarter 2012

•	Net loss was RMB5.1 million (US$0.8 million) in first quarter 2013, compared to net profit of RMB7.5 million in first quarter 2012

[1]	Non-IFRS figures exclude share-based compensation expenses. Please see “About Non-IFRS Financial Measures” in this release for more information.

•	Non-IFRS net profit was RMB3.1 million (US$0.5 million) in first quarter 2013, down 84.3% from first quarter 2012

•	Basic and diluted loss per common share were RMB0.02 (US$0.00). Non-IFRS basic and diluted earnings per common share (“EPS”) were RMB0.01 (US$0.00)

•	Basic and diluted loss per ADS[2] were RMB0.16 (US$0.02). Non-IFRS basic and diluted earnings per ADS were RMB0.10 (US$0.02)

•

Revenues collected from carrier channels decreased 17.4% to RMB112.5 million (US$17.7 million) in first quarter 2013 from first quarter 2012. Sky-mobi’s application store experienced 4.2 billion user visits with 764.0 million downloads in first quarter 2013

•

Revenues collected from third party channels increased 38.8% to RMB33.5 million (US$5.3 million) in first quarter 2013 from first quarter 2012. Sky-mobi had 15.9 million active members of the Maopao Community with 810.3 million member log-ins in first quarter 2013

Commenting on the Company’s results, Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, remarked: “We made significant progress in the smart phone market while maintaining strong cash flow from the declining Chinese feature phone industry in the June quarter. Since the launch of our smart phone series of products at the Global Mobile Internet Conference in May, we have entered into partnership agreements with 50 handset manufacturers to pre-install our smart phone application store platform, application store assistant, browser, mobile game competition platform or game content.”

“The quick pace of adoption by industry players since the recent launch of our platform is proof of the commercial competitiveness of our products as well as our monetization capabilities in China. We expect to continue our rapid development by adding more manufacturers to work with our smart phone products. Once these manufacturers begin shipments over the next few quarters, we are confident we will become one of the top smart phone players in China by the end of the year.” Mr. Song continued.

[2]	American Depositary Shares, which are traded on the NASDAQ, each represents eight common shares of the Company.

“We remain the market leader in the feature phone segment, experiencing a year-on-year revenue decline of only 7.6% compared to the overall industry estimate of about 25%. This is the result of the increased revenue contribution from our game-based mobile community and improvement in Average Revenue per User (ARPU) as we launched new games for users. The feature phone market is expected to continue to decline for the rest of the year but we will continue to optimize our products so that our feature phone business continues to provide a strong source of cash flow to support our smart phone growth.” Mr. Song concluded.

Commenting on the Company’s results, Carl Yeung, Chief Financial Officer of Sky-mobi, said: “Our revenue for the quarter came in behind the low end of our most recent guidance by 1% but we maintain our most recent full year guidance. As we entered our new fiscal year, the use of carrier based payments has become a material portion of our community revenue and we began to defer a portion of our carrier based revenue similar to our revenue deferral policy for revenues collected from third parties. In addition, we did not book a small component of revenue from a partner that demonstrated an unproven collection track record in accordance with the IFRS accounting policy.”

“Our non-IFRS gross margin and operating margin were lower due to a smaller top line compared to historical quarters while the relative number of employees was higher due to our investment in developing products for low cost smart phones. Our financial strategy is to continue to generate strong cash flow from feature phones to support our growth and penetration into the smart phone market while maintaining a reasonable cost base to complete the transition from feature phones to smart phones without seeking additional capital.”

“With 60 percent of all staff now dedicated to smart phones, recent rapid client wins, a strong financial base and a prudent financial strategy, we are one of the best positioned dedicated mobile internet companies in China today.” concluded Mr. Yeung.

Financial Results for First Quarter 2013

Total Revenues

Sky-mobi analyzes revenue from two perspectives: by business unit and by source. Revenues by business unit are broken down into: “Application store revenues”, “Maopao Community revenues” and “Other revenues”.

Revenues by source are broken down into three categories: “Revenues collected from carrier channels”, “Revenues collected from third party channels”, and “Other revenues”. “Other revenues” comprises commissions charged from mobile service providers, mobile network operators’ selling applications to users through the Maopao Platform and Sky-mobi’s overseas revenues collected via its overseas mobile service providers. Since “Other Revenues” are only minimal portion of Sky-mobi’s total revenues, the discussions and analysis will exclude “other revenues” from perspective of “revenues by source”.

	For the three months ended
	June 30,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)

Revenues by source:
Revenues collected from carrier channels	136,167	112,509	17,709
Revenues collected from third party channels	24,141	33,504	5,274
Other revenues	5,723	7,342	1,156

Total revenues	166,031	153,355	24,139

	For the three months ended
	June 30,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)

Revenues by business unit:
Application store revenues	133,638	103,677	16,319
Maopao Community revenues	26,670	42,336	6,664
Other revenues	5,723	7,342	1,156

Total revenues	166,031	153,355	24,139

The discussion and analysis below focus on revenues by source, as the Company believes this metric is more useful to investors in analyzing and understanding its business model.

Total revenues for first quarter 2013 decreased 7.6% to RMB153.4 million (US$24.1 million) from RMB166.0 million in first quarter 2012.

Revenues collected from carrier channels of RMB112.5 million (US$17.7 million) in first quarter 2013, representing 73.4% of total revenues, decreased 17.4% from first quarter 2012. Sky-mobi had 4.2 billion user visits and 764.0 million downloads of applications and content from the Maopao application store in first quarter 2013, a decrease of 28.0% and 2.9%, respectively, compared to 5.8 billion user visits and 787.2 million downloads in first quarter 2012. The decrease in application store user activity and downloads was primarily due to the shrinking market share of feature phones as a percentage of overall mobile device shipments in China.

Revenues collected from third party channels were RMB33.5 million (US$ 5.3 million), up 38.8% from first quarter 2012 and contributing 21.8% of total revenues in first quarter 2013. Sky-mobi’s Maopao Community had 15.9 million active members and 810.3 million member log-ins in first quarter 2013, representing an increase of 8.2% and a decrease of 40.4%, respectively, compared to 14.7 million active members and 1.4 billion member log-ins in first quarter 2012. Revenues from the Maopao Community increased due to growth in the number of active members as well as increased spending per active member resulting from the Company’s two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World.” The Company expects that revenues collected from third party channels will contribute an increasing percentage of total revenues in future quarters as Sky-mobi focuses on growing its active mobile community member base and on diversifying revenue collection methods away from traditional carrier-based payment channels.

Cost of Revenues and Gross Profit

Total cost of revenues for first quarter 2013 decreased 2.1% to RMB116.3 million (US$18.3 million) compared to RMB118.8 million in first quarter 2012.

Total non-IFRS cost of revenues for first quarter 2013 decreased 2.3% to RMB115.3 million (US$18.2 million) compared to RMB118.0 million in first quarter 2012.

	For the three months ended
	June 30,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)

Cost of revenues:
Costs associated with payments to industry participants	107,795	103,286	16,258
Direct costs	11,024	13,010	2,048

Total cost of revenues:	118,819	116,296	18,306

Gross Margin	28.4%	24.2%

Non-IFRS cost of revenues:
Costs associated with payments to industry participants	107,795	103,286	16,258
Direct costs	10,182	12,020	1,892

Total non-IFRS cost of revenues:	117,977	115,306	18,150

Non-IFRS Gross Margin	28.9%	24.8%

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses. The discussion and analysis below focus on non-IFRS cost of revenue, which the Company believes more accurately reflects the Company’s operating performance than IFRS cost of revenues.

Costs associated with payments to industry participants decreased 4.2% to RMB103.3 million (US$16.3 million) in first quarter 2013 compared to RMB107.8 million in first quarter 2012, primarily due to the decreased channel costs in line with the decline in revenues collected from carrier channels, partially offset by increased revenue share percentage with mobile service providers and handset manufacturers and increased spending on better quality mobile content to realize improved customer retention of the Maopao Community. Approximately RMB6.2 million of accrued costs payable for content and handset software designs were reversed into cost of sales in first quarter 2012 while no such reversal occurred in first quarter 2013. Such accrued costs are not expected to recur in the current fiscal year.

Non-IFRS direct costs including salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application store and Maopao Community increased 18.1% to RMB12.0 million (US$1.9 million) in first quarter 2013 compared to RMB10.2 million in first quarter 2012. The increase was primarily due to increased costs in connection with more efforts on developing overseas markets and other revenues.

Gross profit for first quarter 2013 decreased 21.5% to RMB37.1 million (US$5.8 million) compared to RMB47.2 million in first quarter 2012. Non-IFRS gross margin in first quarter 2013 was 24.8%, down from 28.9% in first quarter 2012, mainly due to the increased revenue share percentage with mobile service providers and handset manufacturers, higher costs of better quality mobile content and the reversal of the previously mentioned accrued costs in the year ago period.

Operating Expenses (representing research and development expenses, sales and marketing expenses, general and administrative expenses and other income)

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travelling, entertainment and office related expenses, increased 18.2% in first quarter 2013 to RMB46.2 million (US$7.3 million) from RMB39.1 million in first quarter 2012.

Total non-IFRS operating expenses were RMB39.0 million (US$6.1 million) in first quarter 2013, increased 41.5% from RMB27.5 million in first quarter 2012.

	For the three months ended June 30,
In thousands	2011 (RMB)	2012 (RMB)	2012 (US$)

Operating expenses:
Research and development expenses	13,694	20,075	3,160
Sales and marketing expenses	7,814	8,930	1,406
General and administrative expenses	20,285	17,270	2,719
Other income	(2,703)	(60)	(10)

Total operating expenses	39,090	46,215	7,275

Non-IFRS operating expenses:
Research and development expenses	11,363	17,758	2,795
Sales and marketing expenses	6,661	8,068	1,270
General and administrative expenses	12,209	13,202	2,079
Other income	(2,703)	(60)	(10)

Total non-IFRS operating expenses	27,530	38,968	6,134

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses. The discussion and analysis below focus on non-IFRS operating expenses, which the Company believes is more useful to investors to understand the Company’s operating activities than IFRS operating expenses.

The increase in operating expenses was primarily due to the increase in headcount, as described below, and the Company’s focus on Android platform/Android product development to participate in the competitive smart phone market, and business development on Maopao Community, as well as efforts relating to internal controls over financial reporting.

	As of June 30,
	2011	2012	% change

Headcount
Operations	151	117	-22.5%
Research and development	225	299	32.9%
Sales and marketing	101	84	-16.8%
General and administrative	79	97	22.8%

Total Headcount	556	597	7.4%

The Company’s employee headcount increased 7.4% to 597 as of June 30, 2012 from 556 as of June 30, 2011. The increase in headcount was mainly due to our business strategies in connection with Android platform/Android product development and Maopao community expansion.

Net profit and EPS

Net loss in first quarter 2013 was RMB5.1 million (US$0.8 million), compared to net profit of RMB7.5 million in first quarter 2012.

Non-IFRS net profit in first quarter 2013 decreased 84.3% to RMB3.1 million (US$0.5 million) from RMB19.9 million in first quarter 2012.

Basic and diluted loss per share in first quarter 2013 were RMB0.02 (US$0.00) and basic and diluted loss per ADS were RMB0.16(US$0.02).

Non-IFRS basic and diluted EPS in first quarter 2013 were RMB0.01 (US$0.00), and non-IFRS basic and diluted earnings per ADS were RMB0.10 (US$0.02).

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for first quarter 2013 were 32,273,852.

Each ADS represents eight common shares.

Common Shares

Sky-mobi had 258,191,000 common shares outstanding as of June 30, 2012 and 258,174,600 common shares outstanding as of March 31, 2012.

Other Operating Data

The following table sets forth total user downloads of our single-user applications and content titles for the period indicated:

	For the three months ended June 30,
In millions	2011	2012	% change

Application Store
User visits	5,773.3	4,156.9	-28.0%

Single-user applications and content downloads
Single-player games	285.4	263.1	-7.8%
Multimedia applications and content titles	110.1	118.9	8.0%
Other single-user applications	391.7	382.0	-2.5%

Total Single-user applications and content downloads	787.2	764.0	-2.9%

The following table sets forth the number of registered, active members and member log-ins in our Maopao Community as of the date indicated:

	As of June 30,
In millions	2011	2012	% change

Number of registered members	94.1	193.4	105.5%

	For the three months ended June 30,
In millions	2011	2012	% change

Maopao Community
Number of active members	14.7	15.9	8.2%
Number of member log-ins	1,360.6	810.3	-40.4%

Business Outlook

For the fiscal second quarter 2013 ending September 30, 2012, Sky-mobi expects total revenues to be in the range of RMB135 million to RMB145 million.

Revenues for the fiscal year ending March 31, 2013 are expected to be in the range of RMB545 million to RMB560 million.

These are Sky-mobi’s current projections, which are subject to change. You are cautioned that operating results in first quarter 2013 are not necessarily indicative of operating results for any future periods.

Other Announcement

The board has approved a program that authorizes the Company to repurchase up to US$10 million of its own American Depositary Shares (“ADSs”) during the period from August 13, 2012 to August 12, 2013.

Conference Call and Webcast

Sky-mobi’s management team will host a conference call on August 13, 2012 at 8:00 AM ET, (or 5:00 AM U.S. Pacific Time and 8:00 PM, August 13, 2012 Beijing/Hong Kong time). A live audio webcast of the conference call will be available on Sky-mobi’s website at http://ir.sky-mobi.com/events.cfm. To listen to the conference call, please use the dial in numbers below:

USA Toll Number: 1-877-275-8968

International: +1-706-643-1666

Passcode: 15972587

A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:

USA Toll Number: 1-855-859-2056

International: +1-404-537-3406

Passcode: 15972587

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, less share of results of associates and income tax.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Explanatory Notes

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3530 to US$1.00, the exchange rate at June 30, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board.

When calculating the number of Maopao Users, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from Maopao. A user may make multiple download requests for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including the statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 29, 2012. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China, measured by revenues in 2010, according to a report commissioned by the Company and prepared by Analysys International in July 2011, an independent research and advisory firm. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Comprehensive Income Data (IFRS)

	For the three months ended June 30,
In thousands	2011 (RMB)	2012 (RMB)	2012 (US$)
(Except for share and per share data)

Revenues	166,031	153,355	24,139
Cost of revenues	(118,819)	(116,296)	(18,306)

Gross profit	47,212	37,059	5,833

Research and development expenses	(13,694)	(20,075)	(3,160)
Sales and marketing expenses	(7,814)	(8,930)	(1,406)
General and administrative expenses	(20,285)	(17,270)	(2,719)
Other income	2,703	60	10

Total operating expenses	(39,090)	(46,215)	(7,275)

Profit (loss) from operations	8,122	(9,156)	(1,442)

Other gains and losses	981	4,496	708
Share of results of associates	(272)	(281)	(45)

Profit (loss) before tax	8,831	(4,941)	(779)
Income tax expenses	(1,333)	(167)	(27)

Profit (loss) for the period	7,498	(5,108)	(806)

Total comprehensive profit (loss) for the period	7,498	(5,108)	(806)

Total comprehensive profit (loss) attributable to owners of the company	7,498	(5,099)	(805)

Non-controlling interests	—	(9)	(1)

	7,498	(5,108)	(806)

Earnings (loss) per common share
Basic	0.03	(0.02)	(0.00)
Diluted	0.03	(0.02)	(0.00)

Weight average number of ADS
Basic	32,173,725	32,273,852
Diluted	32,541,092	32,273,852

Weight average number of shares
Basic	257,389,800	258,190,818
Diluted	260,328,739	258,190,818

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended June 30,
In thousands	2011 (RMB)	2012 (RMB)	2012 (US$)
(Except for share and per share data)

IFRS cost of revenues	(118,819)	(116,296)	(18,306)
Less: share-based compensation expenses	842	990	156

Non-IFRS cost of revenues	(117,977)	(115,306)	(18,150)

IFRS gross profit	47,212	37,059	5,833
Add: share-based compensation expenses	842	990	156

Non-IFRS gross profit	48,054	38,049	5,989

Total IFRS operating expenses	(39,090)	(46,215)	(7,275)
Less: share-based compensation expenses	11,560	7,247	1,141

Total non-IFRS operating expenses	(27,530)	(38,968)	(6,134)

IFRS profit (loss) from operations	8,122	(9,156)	(1,442)
Add: share-based compensation expenses	12,402	8,237	1,297

Non-IFRS Profit (loss) from operations	20,524	(919)	(145)

IFRS Profit (loss) for the period	7,498	(5,108)	(806)
Add: share-based compensation expenses	12,402	8,237	1,297

Non-IFRS net profit for the period	19,900	3,129	491

Non-IFRS earnings per common share
Basic	0.08	0.01	0.00
Diluted	0.08	0.01	0.00

Weight average number of shares
Basic	257,389,800	258,190,818
Diluted	260,328,739	258,190,818

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of March 31, 2012 (RMB)	As of
		June 30,	June 30,
		2012
In thousands		(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	137,538	233,184	36,705
Term deposits	438,393	368,249	57,965
Trade and other receivables	103,372	89,661	14,113
Amounts due from related parties	126	127	20

Total current assets	679,429	691,221	108,803

Non-current assets
Property and equipment	32,856	28,496	4,485
Investments in associates	714	3,632	572
Available-for-sale investments	900	900	142
Prepayment for investment	1,100	1,500	236
Other non-current assets	1,542	2,235	352
Deferred tax assets	2,210	2,210	348

Total non-current assets	39,322	38,973	6,135

Total assets	718,751	730,194	114,938

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	121,932	127,696	20,100
Income tax liabilities	5,675	2,878	453
Amounts due to related parties	871	1,232	194
Deferred revenue	10,038	11,712	1,844

Total current liabilities	138,516	143,518	22,591

Total liabilities	138,516	143,518	22,591

Equity
Share capital	92	92	14
Share premium	642,495	642,635	101,155
Reserves	153,526	163,651	25,760
Subscription receivable	(1,284)	—	—
Deficit	(214,938)	(220,037)	(34,635)

Equity attributable to owners of the Company	579,891	586,341	92,294
Non-controlling interests	344	335	53

Total equity	580,235	586,676	92,347
Total equity and liabilities	718,751	730,194	114,938